Exhibit 99.76
News Release
THERATECHNOLOGIES: ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Montréal, Canada, March 22, 2010 — Mr. Paul Pommier, Chairman of the Board of Theratechnologies (TSX:TH) and Mr. Yves Rosconi, President and Chief Executive Officer, invite shareholders to Theratechnologies’ Annual and Special Meeting that will be held on Thursday, March 25, 2010, at 10:00 a.m., at the Centre Mont-Royal, 2200 Mansfield, in Montréal.

What:	Theratechnologies’ Annual and Special Meeting of Shareholders

When:	Thursday, March 25, 2010 at 10:00 a.m.

Where:	Centre Mont-Royal
2200 Mansfield, Montréal
International Room
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2A4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com • thera@theratech.com